UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Cipherloc Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

637479106
(CUSIP Number)

James E. Besser c/o Manchester Management PR, LLC 53 Palmeras Street Caribe Plaza Building, 6th Floor San Juan, Puerto Rico, 00901 Telephone Number: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

____________________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No	637479106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Explorer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,261,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,261,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,261,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	637479106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,561,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,561,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,561,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	637479106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management PR, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,561,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,561,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,561,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	637479106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JEB Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,300,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,300,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,300,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	637479106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

300,000

8.	SHARED VOTING POWER

3,561,000

9.	SOLE DISPOSITIVE POWER

300,000

10.	SHARED DISPOSITIVE POWER

3,561,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,861,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No	637479106

Item 1.	Security and Issuer.

The name of the issuer is Cipherloc Corporation, a Texas corporation (the "Issuer"). The address of the Issuer's principal executive offices is 825 Main Street, Suite 100, Buda, TX 78610. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are Manchester Management PR, LLC, a Puerto Rico limited liability company ("Manchester Management"), Manchester Management Company, LLC, a Delaware limited liability company (“Manchester Company”), Manchester Explorer, L.P., a Delaware limited partnership ("Manchester Explorer"), JEB Partners, L.P., a Delaware limited Partnership (“JEB Partners”), and James E. Besser, a citizen of the United States of America ("Mr. Besser" and, together with Manchester Management, Manchester Company, Manchester Explorer, and JEB Partners, the "Reporting Persons").

(b)	The principal business address for Manchester Management is 53 Palmeras Street, Caribe Plaza Building, 6th Floor, San Juan, Puerto Rico, 00901, and the principal business address for Manchester Company, Manchester Explorer, JEB Partners and Mr. Besser is 3 West Hill Place, Boston, Massachusetts 02114.

(c)	Manchester Management provides investment management services to private individuals and institutions, including Manchester Explorer and JEB Partners. Manchester Company is the general partner of Manchester Explorer and JEB Partners. Mr. Besser serves as the Managing Member of Manchester Management. Mr. Besser and Donald Besser serve as the Managing Members of Manchester Company.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 3,561,000 Shares beneficially owned by Manchester Management and Manchester Company came from the working capital of Manchester Explorer and JEB Partners. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 2,261,000 Shares directly owned by Manchester Explorer came from the working capital of Manchester Explorer. The net investment costs (including commissions, if any) of the Shares directly owned by Manchester Explorer is approximately $2,320,815.44. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 1,300,000 Shares directly owned JEB Partners came from the working capital of JEB Partners. The net investment costs (including commissions, if any) of the Shares directly owned by JEB Partners is approximately $ 1,300,000. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 300,000 Shares directly owned by Mr. Besser came from Mr. Besser's personal funds. The net investment costs (including commissions, if any) of the Shares directly owned by Mr. Besser is approximately $1,300,000. No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

Manchester Management is hereby providing notice of our intent to restore proper corporate governance to Cipherloc Corporation. It is our strong belief, based upon external validation by expert sources, that the company and its technology show great promise and that this promise has been dramatically jeopardized by the negligence, incompetence, and proven malfeasance of the former CEO, Michael De la Garza and his associates and that his firing for cause was well justified. We seek to allow Cipherloc to realize its potential and put in place the management, structure, and employees it needs to succeed beginning with the removal of Michael De La Garza from the board of directors and any role at the company.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions. The Reporting Persons may also communicate with the Issuer’s management, the Board and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, Manchester Management and Manchester Company may be deemed to be the beneficial owner of 3,561,000 Shares, constituting 12.5% of the Shares, based on 28,505,196 Shares outstanding as adjusted for warrants beneficially owned by Manchester Management. Manchester Management and Manchester Company each has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,561,000 Shares. Manchester Management and Manchester Company each has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,561,000 Shares.

As of the date hereof, Manchester Explorer may be deemed to be the beneficial owner of 2,261,000 Shares, constituting 7.9% of the Shares, based on 28,505,196 Shares outstanding beneficially owned by Manchester Explorer. Manchester Explorer has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,261,000 Shares. Manchester Explorer has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,261,000 Shares.

As of the date hereof, JEB Partners may be deemed to be the beneficial owner of 1,300,000 Shares, constituting 4.6% of the Shares, based on 28,505,196 Shares outstanding beneficially owned by JEB Partners. JEB Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,300,000 Shares. JEB Partners has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,300,000 Shares.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owner of 3,861,000 Shares, constituting 13.5% of the Shares, based on 28,505,196 Shares outstanding beneficially owned by Mr. Besser. Mr. Besser has the sole power to vote or direct the vote of 300,000 Shares and the shared power to vote or direct the vote of 3,561,000 Shares. Mr. Besser has the sole power to dispose or direct the disposition of 300,000 Shares and the shared power to dispose or direct the disposition of 3,561,000 Shares.

There have been no transactions in the Shares of the Issuer by the Reporting Person in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Manchester Explorer holds 2,000,000 warrants, JEB Partners holds 1,300,000 warrants and Mr. Besser holds 300,000 warrants, each that expire on 7/24/2023 and are subject to a blocker provision such that they cannot be exercised until ownership of the Reporting Persons in the aggregate is below 4.99% as further described in the Form 8-K filed by the Issuer on October 2, 2020 and exhibits thereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2020
(Date)

Manchester Management PR, LLC

By:	/s/ James E. Besser
Name:	James E. Besser
Title:	Managing Member

Manchester Management Company, LLC

By:	/s/ James E. Besser
Name:	James E. Besser
Title:	Managing Member

Manchester Explorer, L.P.

By:	/s/ James E. Besser
Name:	James E. Besser
Title:	Managing Member of the General Partner

JEB Partners, L.P.

By:	/s/ James E. Besser
Name:	James E. Besser
Title:	Managing Member of the General Partner

James E. Besser

/s/ James E. Besser

* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this amendment to Schedule 13D, dated October 5, 2020, relating to the Common Stock, no par value of Cipherloc Corporation shall be filed on behalf of the undersigned.

October 5, 2020
(Date)

Manchester Management PR, LLC

By:	/s/ James E. Besser
Name:	James E. Besser
Title:	Managing Member

Manchester Management Company, LLC

By:	/s/ James E. Besser
Name:	James E. Besser
Title:	Managing Member

Manchester Explorer, L.P.

By:	/s/ James E. Besser
Name:	James E. Besser
Title:	Managing Member of the General Partner

JEB Partners, L.P.

By:	/s/ James E. Besser
Name:	James E. Besser
Title:	Managing Member of the General Partner

James E. Besser

/s/ James E. Besser